UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 26, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: July 26, 2022

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2021 (AUDITED) AND JUNE 30, 2022 (UNAUDITED)

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2021  (AUDITED) AND JUNE 30, 2022 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS		As of	As of	LIABILITIES AND EQUITY		As of	As of
		December 31,	June 30,			December 31,	June 30,
	Note	2021	2022		Note	2021	2022

Current assets				Current liabilities
Cash and cash equivalents	8	957,178	1,067,445	Borrowings	15	241,340	127,722
Trade accounts receivables, net	9	590,280	672,380	Bonds	16	69,838	72,562
Work in progress	10	309,063	180,916	Trade accounts payable	17	980,767	860,151
Accounts receivable from related parties	11	20,817	33,853	Accounts payable to related parties	11	51,004	63,724
Other accounts receivable	12	487,058	385,088	Current income tax		94,958	23,594
Inventories, net		488,326	478,842	Other accounts payable	18	754,981	784,618
Prepaid expenses		32,142	44,570	Other provisions	19	154,829	132,019
Derivative financial instruments		-	163	Total current liabilities		2,347,717	2,064,390
Total current assets		2,884,864	2,863,257
				Non-current liabilities
Non-current assets				Borrowings	15	338,560	769,710
Trade accounts receivable, net	9	683,306	699,574	Bonds	16	1,191,084	814,986
Accounts receivable from related parties	11	643,897	579,224	Other accounts payable	18	92,369	70,062
Prepaid expenses		23,607	27,565	Accounts payable to related parties	11	50,712	29,417
Other accounts receivable	12	201,360	334,299	Other provisions	19	329,497	347,736
Investments in associates and joint ventures	13	31,173	29,242	Deferred income tax liability		97,367	109,839
Investment property	14	63,011	60,982	Total non-current liabilities		2,099,589	2,141,750
Property, plant and equipment, net	14	303,170	289,346	Total liabilities		4,447,306	4,206,140
Intangible assets, net	14	743,391	728,394
Right-of-use assets, net	14	47,717	47,900	Equity	20
Deferred income tax asset		275,076	303,510	Capital		871,918	1,196,980
Total non-current assets		3,015,708	3,100,036	Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		1,131,574	1,142,092
				Other reserves		(135,947)	(70,598)
				Retained earnings		(829,714)	(926,631)
				Equity attributable to controlling interest in the Company		1,199,816	1,503,828
				Non-controlling interest		253,450	253,325
				Total equity		1,453,266	1,757,153
Total assets		5,900,572	5,963,293	Total liabilities and equity		5,900,572	5,963,293

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2021	2022
		(as restated)

Revenues from construction activities		1,070,058	1,300,050
Revenues from services provided		501,406	496,492
Revenue from real estate and sale of goods		232,758	302,472
		1,804,222	2,099,014

Cost of construction activities		(1,018,534)	(1,265,910)
Cost of services provided		(411,750)	(388,071)
Cost of real estate and sale of goods		(185,869)	(223,983)
	21	(1,616,153)	(1,877,964)
Gross profit		188,069	221,050

Administrative expenses	21	(84,566)	(69,775)
Other income and expenses	22	(2,880)	2,383
Operating profit		100,623	153,658

Financial expenses	23	(111,735)	(147,105)
Financial income	23	2,648	10,150
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	1,061	1,069
(Loss) profit before income tax		(7,403)	17,772
Income tax expense		(22,046)	(17,592)
(Loss) profit from continuing operations		(29,449)	180
Loss from discontinued operations	3.2	(15,361)	-
(Loss) profit for the period		(44,810)	180

(Loss) profit attributable to:
Owners of the Company		(61,597)	(24,767)
Non-controlling interest		16,787	24,947
		(44,810)	180

Loss per share attributable to owners of the Company during the period	26	(0.071)	(0.023)
Loss per share from continuing operations attributable to owners of the Company during the period	26	(0.053)	(0.023)

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period
	ended June 30,
	2021	2022
	(as restated)

(Loss) profit for the period	(44,810)	180
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	-	163
Foreign currency translation adjustment, net of tax	(8,060)	(6,221)
Exchange difference from net investment in a foreign operation, net of tax	132	(670)
Other comprehensive income for the period, net of tax	(7,928)	(6,728)
Total comprehensive income for the period	(52,738)	(6,548)

Comprehensive income attributable to:
Owners of the Company	(68,813)	(31,568)
Non-controlling interest	16,075	25,020
	(52,738)	(6,548)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations	(45,612)	(31,568)
Discontinued operations	(23,201)	-
	(68,813)	(31,568)

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED JUNE 30, 2021 AND 2022
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number of shares In thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Retained earnings	Total	Non- controlling interest	Total

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(61,597)	(61,597)	16,787	(44,810)
Foreign currency translation adjustment	-	-	-	-	-	(7,348)	-	(7,348)	(712)	(8,060)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	132	-	132	-	132
Comprehensive income of the period	-	-	-	-	-	(7,216)	(61,597)	(68,813)	16,075	(52,738)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(11,210)	(11,210)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(16,829)	(16,829)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(28,039)	(28,039)
Balances as of June 30, 2021	871,918	871,918	132,011	29,974	1,131,574	(176,450)	(790,234)	1,198,793	315,726	1,514,519

Balances as of January 1, 2022	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(829,714)	1,199,816	253,450	1,453,266
(Loss) profit for the period	-	-	-	-	-	-	(24,767)	(24,767)	24,947	180
Cash flow hedge	-	-	-	-	-	163	-	163	-	163
Foreign currency translation adjustment	-	-	-	-	-	(6,298)	-	(6,298)	77	(6,221)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(666)	-	(666)	(4)	(670)
Comprehensive income of the period	-	-	-	-	-	(6,801)	(24,767)	(31,568)	25,020	(6,548)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(2,310)	(2,310)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(22,835)	(22,835)
- Reclasification of PUT option Morelco	-	-	-	-	-	72,150	(72,150)	-	-	-
- Capital increase	325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Total transactions with shareholders	325,062	325,062	-	-	10,518	72,150	(72,150)	335,580	(25,145)	310,435
Balances as of June 30, 2022	1,196,980	1,196,980	132,011	29,974	1,142,092	(70,598)	(926,631)	1,503,828	253,325	1,757,153

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2021	2022

OPERATING ACTIVITIES
(Loss) profit before income tax		(24,336)	17,772
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	14 a)	51,114	37,183
Amortization	14 b)	48,555	47,737
Impairment of inventories		-	210
Impairment of accounts receivable and other accounts receivable		542	46
Reversal of impairment of inventories		-	(111)
Reversal of impairment of property, plant and equipment		(1,323)	(236)
Impairment of intangible assets		-	661
Decrease due to renegotiation of PUT Morelco		-	3,706
Other provisions		18,392	21,412
Financial expense,net		125,432	69,471
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	(1,061)	(1,069)
Reversal of provisions		(3,096)	(3,632)
Disposal of assets		1,024	6
Profit on sale of property, plant and equipment		(60)	(638)
Loss on remeasurement of accounts receivable		21,415	70,203
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		(175,833)	32,688
Other accounts receivable		(21,116)	(65,438)
Other accounts receivable from related parties		(25,616)	16,476
Inventories		(2,206)	9,883
Pre-paid expenses and other assets		(5,684)	(16,385)
Trade accounts payable		26,840	(118,798)
Other accounts payable		122,051	(26,514)
Other accounts payable to related parties		1,778	(2,500)
Other provisions		(2,086)	(34,577)
Interest payment		(66,699)	(62,711)
Payments for purchases of intangibles - Concessions		(1,490)	-
Payment of income tax		(36,689)	(76,332)
Net cash (applied to) provided by operating activities		49,848	(81,487)

INVESTING ACTIVITIES
Sale of property, plant and equipment		4,763	4,879
Interest received		1,081	3,934
Dividends received		753	-
Payment for purchase of investments properties		(93)	(11)
Payments for intangible purchase		(8,368)	(44,289)
Payments for property, plant and equipment purchase		(11,850)	(23,312)
Net cash applied to investing activities		(13,714)	(58,799)

FINANCING ACTIVITIES
Loans received		53,751	464,050
Amortization of loans received		(116,662)	(161,946)
Amortization of bonds issued		(24,078)	(26,837)
Payment for transaction costs for debt		-	(1,818)
Dividends paid to non-controlling interest		(11,210)	(9,055)
Cash received (return of contributions) from non-controlling shareholders		(16,829)	(22,835)
Net cash applied to financing activities		(115,028)	241,559
Net decrease in cash		(78,894)	101,273
Exchange difference		5,605	8,994
Cash and cash equivalents at the beginning of the period		900,168	957,178
Cash and cash equivalents at the end of the period	8	826,879	1,067,445

NON-CASH TRANSACTIONS:
Capitalization of interests		856	498
Acquisition of assets through finance leases		58	23
Acquisition of right-of-use assets		4,060	8,618
Capitalization of convertible bonds		-	335,580

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2021 (AUDITED) AND JUNE 30, 2022 (UNAUDITED)

1. GENERAL INFORMATION

a)	Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) is the parent Company of the AENZA S.A.A. Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended June 30, 2022 were authorized by Management and Board of Directors on July 26, 2022.

The consolidated financial statements for the year ended December 31, 2021, were prepared and issued with authorization of Management and the Board of Directors on March 4, 2022, and were approved on the General Shareholders’ Meeting held on March 31, 2021.

c)	Acuerdo preparatorio de colaboracion eficaz – “The Agreement”

Pursuant to the Agreement executed on May 21, 2021, AENZA S.A.A. accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$41.1 million.  The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197 million through a trust that includes shares issued by a subsidiary of AENZA, a mortgage on a real estate asset and debt service guaranty account. Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years. As of June 30, 2022, we registered the present value of the amounts described before, which amount to S/184.1 million and US$19.3 million (totaling S/258.2 million).

The civil penalty covers the total contingency to which the Company was exposed because of the investigations revealed in the notes to the financial statements since 2017.  Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement.

2. BASIS OF PREPARATION

The condensed interim consolidated financial statements for the period ended June 30, 2022 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Standards of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2021.

3.1. Standards, amendments, and interpretation adopted by the Group

Standards, amendments and interpretation that have entered in force as of January 1, 2022, have not had impact on the condensed interim consolidated financial statements as of June 30, 2022, and fo this reason thay have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

3.2. Account balance reclassified as of June 30, 2021

Information on the subsidiary Adexus S.A. is presented, that at as of December 31, 2021 was sold by the Company; therefore, for comparison purposes, in the income statement, it was reclassified as discontinued operation as of June 30, 2021.

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

	For the period ended
	June 30, 2021
	Reported	Adexus	As restated

	1,884,190	(79,968)	1,804,222
	(1,696,094)	79,941	(1,616,153)
Gross profit	188,096	(27)	188,069

Administrative expenses	(95,456)	10,890	(84,566)
Other income and expenses	(2,901)	21	(2,880)
Operating profit	89,739	10,884	100,623

Financial (expenses) income, net	(115,136)	6,049	(109,087)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	1,061	-	1,061
(Loss) profit before income tax	(24,336)	16,933	(7,403)
Income tax expense	(20,474)	(1,572)	(22,046)
(Loss) profit from continuing operations	(44,810)	15,361	(29,449)

Loss from discontinued operations	-	(15,361)	(15,361)
Loss for the period	(44,810)	-	(44,810)

(Loss) profit attributable to:
Owners of the Company	(61,597)	-	(61,597)
Non-controlling interest	16,787	-	16,787
	(44,810)	-	(44,810)

Loss per share from continuing operations
attributable to owners of the Company during the period	(0.071)	0.018	(0.053)

4. FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1 Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

i)	Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2021 and as of June 30, 2022, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate in effect at that date, according to the currency exchange rate:

	At	At
	December 31,	June 30,
	2021	2022

Soles (a)	3.998	3.830
Chilean Pesos (b)	844.69	932.08
Colombian Pesos (c)	3,981.16	4,127.47

(a) Soles published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS).
(b) Chilean pesos published by the Banco Central de  Chile.
(c) Colombian pesos published by Banco de la Republica de Colombia.

The consolidated statement of financial position includes the following:

	At	At
	December 31,	June 30,
	2021	2022
	USD(000)	USD(000)

Assets	519,448	606,904
Liabilities	512,947	503,476

For the periods ended June 30, 2021 and 2022, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2021	2022

Gain	183,132	292,896
Loss	(194,719)	(288,593)

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b) Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c) Liquidity risk

Prudent management of liquidity risk involves maintaining sufficient cash and cash equivalents, the availability of financing through an adequate number of committed sources of credit facilities and the ability to close market positions. Historically, the Corporation cash flows enabled it to meet its obligations. The Corporation has implemented various measures to reduce its exposure to liquidity risk, and developed a financial plan based in several stages, which were designed with a commitment to compliance within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

Corporate Finance Management monitors the proyections of cash flows made on the liquidity requirements of the Corporation to ensure there is sufficient cash to cover operational needs so that the Corporation does not breach the limits of indebtedness or guarantees (covenants), if applicable, on any of its borrowing facilities. Minor financing operations are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash over the balance required for working capital management is invested in interest-bearing bank accounts or time deposits, selecting instruments with adequeate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities grouped on the basis of the period remaining to the date of the consolidated statement of financial position to the date of its maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2021	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	224,503	52,751	173,392	124,320	574,966
Finance leases	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	18,817	24,295	21,993	8,086	73,191
Bonds	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except
non-financial liabilities)	912,826	-	-	-	912,826
Accounts payables to related parties	51,004	50,712	-	-	101,716
Other accounts payables and other provisions
(except non-financial liabilities)	323,070	22,941	109,383	422,666	878,060
	1,673,696	361,788	1,142,995	1,347,109	4,525,588

	Less than	1-2	2-5	More than
As of June 30, 2022	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	148,810	529,995	157,172	81,304	917,281
Finance leases	5,048	2,539	-	-	7,587
Lease liability for right-of-use asset	18,035	25,976	23,380	1,718	69,109
Bonds	138,712	179,924	447,010	739,902	1,505,548
Trade accounts payables (except
non-financial liabilities)	836,084	-	-	-	836,084
Accounts payables to related parties	63,724	27,713	698	1,006	93,141
Other accounts payables and other provisions
(except non-financial liabilities)	264,373	30,392	129,660	483,091	907,516
	1,474,786	796,539	757,920	1,307,021	4,336,266

4.2 Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  Since 2017 the situation of the Corporation has lead Management to monitor deviations that may cause non-compliance with covenants and hinder the renegotiation of liabilities (Note 15). In extraordinary events, the Corporation identifies the possible deviations, requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors its capital on the basis of the leverage ratio.  This ratio is calculated by dividing net debt by total capital. Net debt corresponds to total financial obligations (including current and non-current borrowings), less cash and cash equivalents. Total capital corresponds to the ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2021 and as of June 30, 2022, the leverage ratio is presented below.

	At	At
	December 31,	June 30,
	2021	2022
Total financial liabilities and bonds (Note 15 and Note 16)	1,840,822	1,784,980
Less: Cash and cash equivalents (Note 8)	(957,178)	(1,067,445)
Net debt	883,644	717,535
Total equity	1,453,266	1,757,153
Total capital	2,336,910	2,474,688

Gearing ratio	0.38	0.29

4.3 Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s liabilities measured at fair value:

Level 3
As of December 31, 2021

Financial liabilities
Other financial entities (Note 15-b)	165,878

As of June 30, 2022

Financial liabilities
Other financial entities (Note 15-b)	170,202

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2021.

6. SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business normally during the period.

7. OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Corporation’s revenue.

The table below shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting
			Infrastructure
As of December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	366,299	67,662	38,418	106,856	1,003	9,958	84	-	590,280
Work in progress, net	309,063	-	-	-	-	-	-	-	309,063
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,528,840	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,884,864

Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,559,672	(1,650,931)	31,173
Investment property	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	179,319	4,717	21,304	-	644	16,960	47,038	5,094	275,076
Total non-current assets	922,358	516,390	412,205	669,898	20,408	111,528	2,330,389	(1,967,468)	3,015,708
Total assets	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Liabilities.-
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	767,792	67,686	44,210	30,637	464	30,401	38,894	683	980,767
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,920	-	347	1,058	478	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	70,585	25,498	4,158	-	-	560	54,028	-	154,829
Total current liabilities	1,730,960	160,173	192,150	106,467	1,639	211,581	155,915	(211,168)	2,347,717

Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	18,665	31,187	-	47,515	-	-	-	-	97,367
Total non-current liabilities	181,778	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,099,589
Total liabilities	1,912,738	368,332	451,524	847,669	29,172	241,323	1,095,505	(498,957)	4,447,306
Equity attributable to controlling interest in the Company	524,807	378,653	149,904	125,271	763	139,728	1,420,221	(1,539,531)	1,199,816
Non-controlling interest	13,653	29,217	55,557	41,757	-	223,862	2,836	(113,432)	253,450
Total liabilities and equity	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Operating segments financial position
Segment reporting
			Infrastructure
As of June 30, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	265,479	168,709	112,901	170,196	8,035	103,375	238,750	-	1,067,445
Trade accounts receivables, net	425,696	80,949	35,338	112,649	1,402	16,028	318	-	672,380
Work in progress, net	180,916	-	-	-	-	-	-	-	180,916
Accounts receivable from related parties	96,374	38	34,772	4,697	7,765	2,556	101,565	(213,914)	33,853
Other accounts receivable	296,452	31,044	36,876	16,636	283	5,810	11,493	(13,506)	385,088
Inventories, net	42,104	32,220	7,399	36,199	-	362,489	-	(1,569)	478,842
Prepaid expenses	24,735	2,629	7,140	3,368	68	-	6,630	-	44,570
Derivative financial instruments	-	-	-	-	-	-	163	-	163
Total current assets	1,331,756	315,589	234,426	343,745	17,553	490,258	358,919	(228,989)	2,863,257

Long-term trade accounts receivable, net	10,604	-	16,309	672,661	-	-	-	-	699,574
Long-term accounts receivable from related parties	314,049	-	24,227	42	3,771	-	751,315	(514,180)	579,224
Prepaid expenses	-	981	24,615	1,821	658	-	-	(510)	27,565
Other long-term accounts receivable	145,543	84,690	-	-	7,346	59,352	37,368	-	334,299
Investments in associates and joint ventures	109,197	10,473	-	-	-	3,218	1,586,270	(1,679,916)	29,242
Investment property	-	-	-	-	-	21,369	41,576	(1,963)	60,982
Property, plant and equipment, net	124,763	157,942	6,234	678	165	7,240	1,322	(8,998)	289,346
Intangible assets, net	134,891	275,668	298,230	294	-	632	14,177	4,502	728,394
Right-of-use assets, net	2,237	9,339	3,570	42	9	391	36,054	(3,742)	47,900
Deferred income tax asset	188,274	4,802	23,805	-	663	17,304	63,598	5,064	303,510
Total non-current assets	1,029,558	543,895	396,990	675,538	12,612	109,506	2,531,680	(2,199,743)	3,100,036
Total assets	2,361,314	859,484	631,416	1,019,283	30,165	599,764	2,890,599	(2,428,732)	5,963,293

Liabilities.-
Borrowings	17,032	33,199	2,730	36	9	50,835	27,832	(3,951)	127,722
Bonds	4,621	-	40,249	27,692	-	-	-	-	72,562
Trade accounts payable	671,755	70,102	45,035	29,263	278	32,223	19,212	(7,717)	860,151
Accounts payable to related parties	356,968	2,508	33,807	48,018	14	19,421	17,586	(414,598)	63,724
Current income tax	14,610	1,334	4,011	-	302	2,838	499	-	23,594
Other accounts payable	559,980	23,749	44,349	8,989	791	115,140	31,620	-	784,618
Provisions	74,201	34,154	4,128	-	-	544	18,992	-	132,019
Total current liabilities	1,699,167	165,046	174,309	113,998	1,394	221,001	115,741	(426,266)	2,064,390

Borrowings	2,336	109,011	805	3	-	13,331	644,224	-	769,710
Long-term bonds	18,625	-	196,321	600,040	-	-	-	-	814,986
Other long-term accounts payable	43,098	-	5,970	170	2,832	15,320	2,672	-	70,062
Long-term accounts payable to related parties	23,855	57,450	1,006	38,642	25,434	-	201,763	(318,733)	29,417
Provisions	53,903	52,861	38,301	3,371	-	-	199,300	-	347,736
Deferred income tax liability	18,441	38,542	-	52,856	-	-	-	-	109,839
Total non-current liabilities	160,258	257,864	242,403	695,082	28,266	28,651	1,047,959	(318,733)	2,141,750
Total liabilities	1,859,425	422,910	416,712	809,080	29,660	249,652	1,163,700	(744,999)	4,206,140
Equity attributable to controlling interest in the Company	489,916	403,950	155,559	157,652	505	141,283	1,724,041	(1,569,078)	1,503,828
Non-controlling interest	11,973	32,624	59,145	52,551	-	208,829	2,858	(114,655)	253,325
Total liabilities and equity	2,361,314	859,484	631,416	1,019,283	30,165	599,764	2,890,599	(2,428,732)	5,963,293

Operating segment performance
Segment Reporting
			Infrastructure
For the period ended June 30, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,185,048	234,508	242,925	173,058	1,774	92,783	33,907	(159,781)	1,804,222
Gross profit (loss)	65,341	49,177	28,764	49,450	517	13,673	4,218	(23,071)	188,069
Administrative expenses	(62,993)	(6,467)	(7,876)	(7,625)	(243)	(6,949)	(16,177)	23,764	(84,566)
Other income and expenses, net	(3,407)	(405)	(1,836)	1,317	(7)	957	157	344	(2,880)
Operating (loss) profit	(1,059)	42,305	19,052	43,142	267	7,681	(11,802)	1,037	100,623
Financial expenses	(50,228)	(6,703)	(14,081)	(5,291)	(58)	(6,266)	(40,574)	11,466	(111,735)
Financial income	928	368	1,269	308	276	1,365	9,721	(11,587)	2,648
Dividends	-	-	-	-	-	-	5,856	(5,856)	-
Share of profit or loss in associates
and joint ventures	(1,469)	1,244	-	-	-	-	(1,941)	3,227	1,061
(Loss) profit before income tax	(51,828)	37,214	6,240	38,159	485	2,780	(38,740)	(1,713)	(7,403)
Income tax	1,372	(10,952)	(2,369)	(11,901)	(208)	(345)	2,354	3	(22,046)
(Loss) profit from continuing operations	(50,456)	26,262	3,871	26,258	277	2,435	(36,386)	(1,710)	(29,449)
Loss from discontinuing operations	-	-	-	-	-	-	(15,546)	185	(15,361)
(Loss) profit for the year	(50,456)	26,262	3,871	26,258	277	2,435	(51,932)	(1,525)	(44,810)

(Loss) profit from attributable to:
Owners of the Company	(49,189)	23,370	839	19,693	277	(1,933)	(51,903)	(2,751)	(61,597)
Non-controlling interest	(1,267)	2,892	3,032	6,565	-	4,368	(29)	1,226	16,787
	(50,456)	26,262	3,871	26,258	277	2,435	(51,932)	(1,525)	(44,810)

Operating segment performance
Segment Reporting
			Infrastructure
For the Period ended June 30, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,388,989	292,889	245,463	197,189	2,138	84,415	34,063	(146,132)	2,099,014
Gross profit (loss)	47,504	53,153	44,522	70,329	1,162	22,642	7,930	(26,192)	221,050
Administrative expenses	(53,426)	(6,867)	(7,697)	(5,141)	(371)	(6,481)	(18,167)	28,375	(69,775)
Other income and expenses, net	(2,047)	2,906	(3,002)	(305)	-	1,069	2,987	775	2,383
Operating (loss) profit	(7,969)	49,192	33,823	64,883	791	17,230	(7,250)	2,958	153,658
Financial expenses	(35,214)	(9,899)	(13,518)	(3,406)	(50)	(5,962)	(100,214)	21,158	(147,105)
Financial income	1,938	647	1,173	1,130	59	1,499	29,442	(25,738)	10,150
Dividends	-	-	-	-	-	-	3,416	(3,416)	-
Share of profit or loss in associates
and joint ventures	1,222	1,522	-	-	-	712	34,479	(36,866)	1,069
(Loss) profit before income tax	(40,023)	41,462	21,478	62,607	800	13,479	(40,127)	(41,904)	17,772
Income tax	8,329	(12,758)	(5,369)	(19,432)	(295)	(4,123)	16,087	(31)	(17,592)
(Loss) profit from continuing operations	(31,694)	28,704	16,109	43,175	505	9,356	(24,040)	(41,935)	180
(Loss) profit for the year	(31,694)	28,704	16,109	43,175	505	9,356	(24,040)	(41,935)	180

(Loss) profit from attributable to:
Owners of the Company	(29,941)	25,297	10,346	32,381	505	1,554	(24,060)	(40,849)	(24,767)
Non-controlling interest	(1,753)	3,407	5,763	10,794	-	7,802	20	(1,086)	24,947
	(31,694)	28,704	16,109	43,175	505	9,356	(24,040)	(41,935)	180

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8. CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31,	At June 30,
	2021	2022

Cash on hand	936	1,038
Remittances in-transit	2,222	1,872
Bank accounts
Current accounts	142,029	349,753
Banco de la Nacion	19,847	18,999
Savings deposits and mutual funds	62	160
Time deposits (less than 3 months) (a)	205,302	185,351
	367,240	554,263
Escrow account (b)
Operational funds	292,754	252,235
Reserve funds	132,186	98,388
Consortium funds	78,589	85,487
Guarantee funds	83,251	74,162
	586,780	510,272
Total Cash and Cash equivalents	957,178	1,067,445

(a)
The Corporation maintains current accounts with local and foreign banks that include time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.14% and 5.73%.

(b)
The Corporation maintains trust accounts in local and foreign banks for the exclusive use of operations in projects and join operations. It also includes reserve funds for the payments of bonds issued by the subsidiaries Tren Urbano de Lima S.A. and Red Vial 5 S.A. amounting to S/76 million and S/22 million, respectively, as of June 30, 2022 (S/110 million and S/22 million, respectively, as of December 31, 2021).

9. TRADE ACCOUNTS RECEIVABLES, NET

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022	2021	2022

Receivables (net) (a)	773,575	763,786	269,427	256,091	504,148	507,695
Unbilled receivables (net) - Subsidiaries (b)	209,258	303,884	209,258	295,741	-	8,143
Unbilled receivables (net) - Concessions (c)	290,753	304,284	111,595	120,548	179,158	183,736
	1,273,586	1,371,954	590,280	672,380	683,306	699,574

a)
Receivables are presented net of impairment and present value discount. The balance of the account includes an impairment and present value discount amounts to S/45 million (S/45.3 million as of December 31, 2021). The ageing is detailed as follows:

	At	At
	December 31,	June 30,
	2021	2022
Current	683,921	716,637
Past due up to 30 days	41,222	6,387
Past due from 31 days up to 90 days	11,668	5,735
Past due from 91 days up to 120 days	15,814	1,528
Past due from 121 days up to 360 days	7,070	13,500
Past due over 360 days	13,880	19,999
	773,575	763,786

As of June 30, 2022, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/15 million, Unna Transporte S.A.C. for S/3.5 million, Cumbra Ingenieria S.A. for S/1.5 million (Cumbra Peru S.A. for S/9.5 million, Unna Transporte S.A.C. for S/2.7 million, Cumbra Ingenieria S,A. for S/1.6 millones and others for S/0.1 millones, as of December 31, 2021).

b)
The rights to be billed of subsidiaries, in the Engineering and Construction segment, are documents related to the estimates of the degree of progress for services rendered not billed, and services pending billing for the rest of the Subsidiaries, they are presented net of impairment for S/5.5 million, and discounted to present value for S/6 million (S/5.2 million for impairment, and S/5.9 million for present value, as of December 31, 2021), and detailed by subsidiary:

	At	At
	December 31,	June 30,
	2021	2022
Cumbra Peru S.A.	170,063	254,733
Cumbra Ingenieria S.A.	24,177	35,788
Unna Transporte S.A.C.	10,291	9,114
Unna Energía S.A.	4,718	4,198
Others	9	51
	209,258	303,884

c)	Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms, as detailed below:

	At	At
	December 31,	June 30,
	2021	2022
Tren Urbano de Lima S.A.	256,526	265,678
Carretera Andina del Sur S.A.C.	12,667	12,212
Red Vial 5 S.A.	16,451	22,321
Carretera Sierra Piura S.A.C.	4,489	3,382
Concesionaria La Chira S.A.	620	691
	290,753	304,284

10. WORK IN PROGRESS, NET

This account comprises:

	At	At
	December 31,	June 30,
	2021	2022

Cumbra Peru S.A.	304,940	173,221
Cumbra Ingenieria S.A.	4,123	7,695
	309,063	180,916

Work in progress costs include all those expenses incurred related to future activities for construction contracts. The Corporation estimates that all costs incurred will be billed and collected.

The main projects of work in progress are presented below:

	At	At
	December 31,	June 30,
	2021	2022

Vial y Vives - DSD S.A. - Modernizacion y ampliacion de la Planta Arauco (i)	139,025	-
Vial y Vives - DSD S.A. - Proyecto Quebrada Blanca	64,777	78,848
Cumbra Peru S.A. - Planta Concentradora y tunel Quellaveco	82,253	56,238
Cumbra Peru S.A. - Aeropuerto Jorge Chavez	16,602	14,136
Cumbra Peru S.A. - EPC Captacion agua de mar y afuentes	-	8,524
Cumbra Peru S.A. - Taller de mantenimiento refineria Toquepala	-	4,643
Cumbra Ingenieria S.A. - Captacion agua de mar	4,123	3,956
Cumbra Ingenieria S.A. - Planta de Hidrogeno	-	3,179
Cumbra Peru S.A. - Planta de Hidrogeno	-	2,722
Cumbra Peru S.A. - Sietema de bombeo agua recuperada	1,369	2,637
Otros	914	6,033
	309,063	180,916

i) The decrease is due to the completion of the project during the second quarter of the year and the recognition of additional works for US$36 million.

11. TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions for the periods ended June 30, 2021 and 2022 between the Company and its related parties are summarized as follows:

	2021	2022
Revenue from sales of goods and services:
- Joint operations	38	-
- Associates	6,459	22,613
	6,497	22,613

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b) Balances of transactions with related parties

	As of December 31,		As of June 30,
	2021		2022
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,792	-	9,580	-
Consorcio Rio Mantaro	-	7,043	-	5,963
Consorcio Constructor Chavimochic	-	9,301	-	9,517
Consorcio Peruano de Conservacion	654	2,392	681	2,628
Consorcio Vial Quinua	-	1,947	-	1,946
Consorcio Chicama Ascope	-	-	506	6
Consorcio Inti Punku	1,865	1,733	4,505	17,070
Consorcio GyM Conciviles	1,479	1,074	1,417	1,454
Consorcio Manperan	1,389	4,968	3,245	1,772
Consorcio Italo Peruano	1,394	106	1,391	109
Consorcio Norte Pachacutec	125	282	125	295
Consorcio Ermitaño	1,028	515	954	497
Terminales del Peru	92	399	70	399
Consorcio CDEM	-	1,545	-	67
Consorcio GyM-Stracon	-	143	-	145
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	633	7,976	131
Otros menores	288	1,803	1,589	2,148
	18,106	33,884	32,039	44,147

Other related parties
Ferrovias S.A.	-	15,513	-	18,298
Peru Piping Spools S.A.C.	2,711	1,607	1,814	1,279
	2,711	17,120	1,814	19,577
Current portion	20,817	51,004	33,853	63,724

Non-current portion
Gasoducto Sur Peruano S.A.	643,897	-	579,224	-
Ferrovias S.A.	-	14,690	-	14,815
Ferrovias Participaciones S.A.	-	36,022	-	14,602
Non-current	643,897	50,712	579,224	29,417

Accounts receivable and payable are mainly of current maturity, except for accounts receivable from Gasoducto Sur Peruano S.A. (GSP) and Ferrovias Participaciones S.A.; which have no specific guarantees. These balances do not generate interest considering their maturity in the short term.

The non-current account receivable corresponds to the obligations arising from the early termination of the GSP project. As of June 30, 2022, the net book value of impairment of the account receivable was recorded by the parent Company is S/385 million, its present value using the discounted cash flow method, at a rate of 5.42% (2.73% in 2021), caused a discount of S/107 million (S/400 million and S/77 million, as of December 31, 2021, respectively). Additionally, as of June 30, 2022, the subsidiary Cumbra Peru S.A. has balances from the Consorcio Constructor Ductos del Sur (CCDS) of accounts receivable and collection rights to GSP for S/301 million, which includes S/276 million receivables from CCDS and S/25 million for lost profits (as of December 31, 2021, S/321 million which includes S/289 million and S/32 million, respectively).

12. OTHER ACCOUNTS RECEIVABLE

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022	2021	2022

Claims to third parties	248,770	250,233	218,892	129,852	29,878	120,381
Guarantee deposits	199,132	220,800	185,334	161,050	13,798	59,750
Credit from public institutions and Recoverable Taxes	139,745	130,667	100,298	91,778	39,447	38,889
Petroleos del Peru S.A.- Petroperu S.A.	106,077	102,742	19,262	18,052	86,815	84,690
Advances to suppliers	33,769	73,206	33,769	73,206	-	-
Consorcio Panorama	27,193	26,132	-	-	27,193	26,132
Restricted funds	7,346	7,346	-	-	7,346	7,346
Accounts receivable from personneel	16,963	5,830	16,963	5,830	-	-
Other minors	38,993	28,275	38,854	28,137	139	138
	817,987	845,230	613,371	507,904	204,616	337,326
Impairment	(129,569)	(125,843)	(126,313)	(122,816)	(3,256)	(3,027)
	688,418	719,387	487,058	385,088	201,360	334,299

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At	At
	December 31,	June 30,
	2021	2022
Associates	22,047	18,613
Joint ventures	9,126	10,629
	31,173	29,242

The movement of our investments in associates for the periods ended June 30, 2021 and 2022 is as follows:

	2021	2022
Balance at January 1	35,516	31,173
Equity interest in results	1,061	1,069
Dividends received	(753)	-
Reduction of capital	-	(2,937)
Conversion adjustment	20	(63)
Balance at June 30	35,844	29,242

Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015, the effective concession period is 25 years and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID, which is currently in process.

The Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

Finally, as of the date of this report, the Grantor and Chavimochic concessionaire have signed an act of mutual agreement for the suspension of the issuance of the arbitration resolution, in order to negotiate the restart of the Project works. On May 26, 2022, Concesionaria Chavimochic S.A.C have completed submitting the proposal to modify the concession contract, being evaluated by the Government, in compliance with the regulations of public-private associations (APP law and its regulations) and the concession  contract.

14. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the periods ended June 30, 2021 and 2022, is as follows:

		Property,
		plant and	Intangibles	Right-of-use
	Investment	equipment	assets	assets
	property	(a)	(b)	(a)

Net cost at January 1, 2021	26,073	405,469	791,990	64,518

Additions	93	11,908	11,156	4,060
Desconsolidation, net	(1,408)	-	-	-
Reclassifications and disposals	-	858	478	(267)
Conversion adjustments	(48)	2,234	486	275
Deductions for sale of assets	-	(4,703)	-	-
Depreciation, amortization	(1,196)	(38,115)	(48,555)	(11,803)

Net cost at June 30, 2021	23,514	377,651	755,555	56,783

Net cost at January 1, 2022	63,011	303,170	743,391	47,717

Additions	11	23,335	44,289	8,618
Reclassifications and disposals	-	(505)	(553)	296
Conversion adjustments	-	(6,580)	(10,996)	(9)
Deductions for sale of assets	-	(3,653)	-	-
Depreciation, amortization	(2,040)	(26,421)	(47,737)	(8,722)

Net cost at June 30, 2022	60,982	289,346	728,394	47,900

(a) Property, plant and equipment and right-of-use assets

As of June 30, 2022, additions mainly correspond to energy segment, due to work in progress, machinery, replacement units and buildings in S/6.9 million, S/5.7 million, S/2 million and S/1.4 million, respectively. Likewise, additions in the engineering and construction segment of machinery and other equipment in S/2.7 million and S/1.2 million, respectively. (as of June 30, 2021, additions mainly correspond to engineering and construction segment, due to machinery and other equipment in S/7 million and S/1.5 million, respectively).

During 2021, the net value corresponding to the property located at Av Paseo de la Republica 4675 has been reclassified to Investment Properties due to management’s decision to lease the building.

As of June 30, 2022, additions to right-of-use assets correspond mainly to lease agreements for the acquisition of equipment.

For the periods ended June 30 2021 and 2022, the depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	2021	2022

Cost of sale of services and goods (Note 21)	41,664	35,862
Administrative expenses (Note 21)	3,256	1,321
Depreciation discontinued operations	6,194	-
Total depreciation	51,114	37,183
(-) Depreciation related to investment property	(1,196)	(2,040)
(-) Depreciation related to right-of-use assets (Note 14)	(11,803)	(8,722)
Total depreciation of property, plant and equipment	38,115	26,421

(b) Intangible assets

As of June 30, 2022, additions mainly correspond to investments in the preparation of wells in energy segment for S/34.2 million, software development of engineering and construction segment for S/5 million; and, concessions and licenses corresponding to the infrastructure segment for S/2.5 million (as of June 30, 2021, additions mainly correspond to investments in the preparation of wells in infrastructure segment for S/3.6 million; software development in engineering and construction segment for S/3.1 million).

For the periods ended June 30, 2021 and 2022, the amortization of intangibles is broken down in the statement of income as follows:

	2021	2022
Cost of sale of services and goods (Note 21)	46,337	46,854
Administrative expenses (Note 21)	1,548	883
Amortization discontinued operations	670	-
Total amortization for the period	48,555	47,737

15. BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022	2021	2022

Bank loans (a)	343,679	662,546	217,935	95,965	125,744	566,581
Finance leases	9,836	7,185	5,118	4,709	4,718	2,476
Lease liability for right-of-use asset	60,507	57,499	14,541	13,947	45,966	43,552
Other financial entities (b)	165,878	170,202	3,746	13,101	162,132	157,101
	579,900	897,432	241,340	127,722	338,560	769,710

(a) Bank loans

As of December 31, 2021 and as of June 30, 2022, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.9% and 11% in 2021 and between 0.9% and 9% in 2022.

			Current		Non-current
			At	At	At	At
	Interest	Date of	December 31,	June 30,	December 31,	June 30,
	rate	maturity	2021	2022	2021	2022

AENZA S.A.A. (i)	Term SOFR 3M + from 6.26% to 8.51%	2023	-	7,538	-	449,434
Unna Energía S.A. (ii)	6.04% / 7.68%	2027	23,351	28,227	120,635	103,956
Viva Negocio Inmobiliario S.A. (iii)	7.00% / 8.97%	2024	64,679	47,542	583	10,855
Cumbra Peru S.A. (iv - v)	0.92% / 7.49%	2025	129,905	12,658	4,526	2,336
			217,935	95,965	125,744	566,581

i) Bridge Loan Agreement
On March 17, 2022, the company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institución de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly payments, and will be secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge on our shares in Unna Energía S.A. (first lien), and trust over the shares of Viva Negocio Inmobiliario S.A. (second lien). On April 5, 2022, the Company received the full amount of the financing for US$120 million equivalent to S/436.1 million. The loan bears interest at the following interest rates: (i) for the first and second payment, Term SOFR + 6.26%; (ii) for the third and fourth payment, Term SOFR + 6.76%; (iii) for the fifth payment, Term SOFR + 7.51%; and (iv) for the sixth payment, Term SOFR + 7.51%.  As of June 30, 2022, principal outstanding amounts to US$120 million, equivalent to S/459.6 million. The total amount payable of S/457 million includes accrued interest of S/7.5 million, net of deferred charges of S/10.2 million. As of June 30, 2022, the Company has complied with the corresponding covenants established in the contract loan.

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019, its period of availability is until December 31, 2022, with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. In April and December 2021, an additional cash transfer of US$7.3 million (equivalent to S/28.2 million) and US$4.3 million (equivalent to S/16.9 million), respectively, was requested for the additional investments. As of June 30, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$26.6 million, equivalent to S/102.1 million (US$27.2 million, equivalent to S/108.7 million, as of December 31, 2021).

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of June 30, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$8.3 million, equivalent to S/31.8 million (US$9.2 million, equivalent to S/36.8 million, as of December 31, 2021).

As of June 30, 2022, TP is in compliance with the ratios established in the contract loan.

iii)	Viva Negocio Inmobiliario S.A. Loan

The balance consists mainly of the financing of the following projects:

-
Los Parques de Comas: As of June 30, 2022, promissory notes for a total of S/6.6 million with BBVA Continental, with an interest rate between 7.94% and 8.97%, maturing between November 2022 and January 2023 (S/9.7 million, at December 31, 2021).

-
El Nuevo Rancho: As of June 30, 2022, a promissory note with the Inter-American Finance Bank for S/15.2 million, with an interest rate of 11.35%, due in December 2024 (S/18.4 million, as of December 31, 2021).

-
Los Parques del Mar: As of June 30, 2022, promissory notes with the Banco de Credito del Peru for a total of S/28.4 million, with an interest rate of 7%, due in July 2022 (S/35.7 million, as of December 31). December 2021).

-	Los Parques de Callao: As of June 30, 2022, promissory notes with the Banco de Credito del Peru for a total of S/8 million, with an interest rate of 7%, maturing in November 2022.

iv)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru (hereinafter BCP), Citibank del Peru S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A. As of December 31, 2021, the Company complied with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the Financial Stability Framework Agreement were paid.

v)	Banco Santander Peru S.A. Loan

On December 28, 2020, Tecnicas Reunidas enforced two letters of credit for a total  amount of US$23.7 million, which had been issued by Banco Santander Peru S.A. on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrued interest at an annual rate of Libor + 8%. As of December 31, 2021, the debt balance was US$20.2 million, equivalent to S/80.8 million,Cumbra Peru S.A. complied with the covenants under the Loan Agreement with Banco Santander Peru S.A.

On April 6 and 26, 2022, Cumbra Perú S.A. paid Banco Santander Peru S.A. US$1.5 million and US$18.7 million, respectively; consequently, the entire debt was cancelled.

(b)	Other financial entities

The balance is composed of the monetization of Red Vial 5 S.A. dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5 S.A.'s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Red Vial 5's projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of June 30, 2022, the loan balance payable amounted to US$44.4 million, equivalent to S/170.2 million (as of December 31, 2021, the balance was US$41.5 million, equivalent to S/165.8 million). Accrued interest amounted to S/4.6 million (for the period ended in June 30, 2021, S/4.9 million).

Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
	At	At	At	At
	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022

Bank loans	343,679	662,546	372,270	672,908
Finance leases	9,836	7,185	9,097	6,939
Lease liability for right-of-use asset	60,507	57,499	66,943	28,193
Other financial entities	165,878	170,202	165,878	170,202
	579,900	897,432	614,188	878,242

As of June 30, 2022, the fair value is based on cash flows discounted using debt rates between 4.7% and 8.5% (between 3.9% and 10% as of December 31, 2021) and are included as Level 2 in the level of measurement.

16. BONDS

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022	2021	2022

Tren Urbano de Lima S.A. (a)	626,697	627,732	24,496	27,692	602,201	600,040
Red Vial 5 S.A. (b)	251,933	236,570	36,637	40,249	215,296	196,321
Cumbra Perú S.A. (c)	26,282	23,246	4,896	4,621	21,386	18,625
AENZA S.A.A. (d)	356,010	-	3,809	-	352,201	-
	1,260,922	887,548	69,838	72,562	1,191,084	814,986

(a) Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of June 30, 2022, an accumulated amortization amounting to S/116.7 million (S/106.9 million as of December 31, 2021) has been made.

As of June 30, 2022, the balance includes VAC adjustments and interest payable for S/131.4 million (S/121.1 million as of December 31, 2021).

The account movement for the periods ended June 30, 2021 and 2022 is as follows:

	2021	2022

Balance at January, 1	624,454	626,697
Amortization	(8,082)	(9,699)
Accrued interest	23,768	26,397
Interest paid	(15,098)	(15,663)
Balance at June, 30	625,042	627,732

As of December 31, 2021 and as of June 30, 2022, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of June 30, 2022, the fair value amounts to S/628.5 million (S/626.8 million, as of December 31, 2021), this is based on discounted cash flows using the rate of 6.2% (4.9% as of December 31, 2021) and corresponds to level 3 of the fair value hierarchy.

(b) Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended June 30, 2021 and 2022 is as follows:

	2021	2022

Balance at January, 1	280,848	251,933
Amortization	(14,238)	(15,225)
Accrued interest	11,374	10,145
Interest paid	(11,499)	(10,283)
Balance at June, 30	266,485	236,570

As of December 31, 2021 and as of June 30, 2022, Red Vial 5 S.A. has complied with the covenants.

As of June 30, 2022, the fair value amounts to S/247.9 million (S/260 million as of December 31, 2021), is based on discounted cash flows using rate 7.7% (8.1% as of December 31, 2021) and is within level 2 of the fair value hierarchy.

(c) Cumbra Peru S.A.

At the beginning of  2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of June 30, 2022, the balance includes accrued interest payable for US$0.2 million, equivalent to S/0.9 million (US$0.3 million, equivalent to S/1 million, as of December 31, 2021).

The account movement for the periods ended June 30, 2021 and 2022 is as follows:

	2021	2022

Balance at January, 1	27,457	26,282
Amortization	(1,758)	(1,913)
Exchange difference	1,663	(1,014)
Accrued interest	1,102	948
Interest paid	(1,120)	(1,057)
Balance at June, 30	27,344	23,246

As of June 30, 2022, the fair value amounts to S/23 million (S/27.1 million as of December 31, 2021), is based on discounted cash flows using a rate of 9.3% (7.4% as of December 31, 2021) and is within level 3 of the fair value hierarchy.

(d) AENZA S.A.A.

On August 2021 13, AENZA S.A.A. issued bonds convertible (hereinafter, the "Bonds") into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering. The Bonds were available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation. The bonds maturity date was at February 2024, bear interest at a rate of 8%, and were payable quarterly.

Pursuant to the terms and conditions of the convertible bond, they may be converted into shares as of the sixth month from the date of issuance, according to the following procedure: 1) the conversion day was the last business day of each month; 2) the conversion may be total or partial; 3) the conversion notice must be sent to the Bondholders' Representative no later than 5 business days prior to the conversion date; and 4) the conversion price would be the minimum between (i) US$0.33 (Zero and 33/100 Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

As of December 31, 2021, the principal balance amounted to US$89.9 million equivalent to S/359.7 million. The debt balance net of costs incurred amounted to S/356 million.

The Company converted all of the bonds into common shares (on February 28, 2022, 11,000 bonds and on March 31, 2022, 78,970 bonds). On March 31, 2022, the balance of the debt was fully canceled (Note 20).

17. TRADE ACCOUNTS PAYABLE

This item includes:

	At	At
	December 31,	June 30,
	2021	2022

Invoices payable	506,798	424,660
Provision of contract costs (a)	468,360	430,170
Notes payable	5,609	5,321
	980,767	860,151

(a) The contract cost provisions include:

i)
Goods and services received not invoiced amounting to S/305.1 million for the engineering and construction segment, S/36.3 million for the infrastructure segment, S/24.3 million for the energy segment, S/20.4 million for the real estate and S/14.2 million for operations of the parent company (S/296.6 million, S/42.3 million, S/24.2 million, S/20.6 million and S/16 million, respectively, as of December 31, 2021).

ii)	Estimate costs to come according to the the completion porcentage of projects on engineering and construction segment amounting to S/29.9 million (S/68.6 million, as of December 31, 2021).

18. OTHER ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022	2021	2022

Advances received from customers (a)	322,680	352,142	315,644	347,383	7,036	4,759
Consorcio Ductos del Sur - payable (b)	77,665	46,943	29,242	5,485	48,423	41,458
Salaries and other payable	126,466	161,678	126,466	161,678	-	-
Put option liability on Morelco acquisition	27,986	-	27,986	-	-	-
Third-party loans	2,076	2,076	-	-	2,076	2,076
Other taxes payable	124,004	157,123	112,737	155,483	11,267	1,640
Acquisition of additional non-controlling interest	25,253	12,049	25,253	12,049	-	-
Guarantee deposits	26,017	22,678	26,017	22,678	-	-
Consorcio Rio Mantaro - payables	58,502	46,075	58,502	46,075	-	-
Provision of interest for debt with suppliers	3,056	-	285	-	2,771	-
Share purchase agreement - Inversiones Sur	15,992	15,320	-	-	15,992	15,320
Other accounts payables	37,653	38,596	32,849	33,787	4,804	4,809
	847,350	854,680	754,981	784,618	92,369	70,062

(a)
Advances received from customers mainly corresponds to construction projects, and are applied to progress billings, in accordance with contract terms. The increase is mainly due to advances received from the client Lima Airport Partners S.R.L. for the Intipunku consortium in S/59 million and advances received from real estate projects in the Parques de Comas 2 and Parques del Callao projects in S/10 million and S/14 million, respectively.

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022	2021	2022

Customer advances from Consortiums	27,568	86,699	27,568	86,699	-	-
Customer advances for real estate projects	80,188	104,803	80,188	104,803	-	-
Quellaveco Project	10,841	-	10,841	-	-	-
Special National Transportation Infrastructure Project	19,582	18,731	12,765	14,142	6,817	4,589
Gasoducto Piura Construction	5,745	64	5,745	64	-	-
Pebbles Quebrada Blanca Phase 2 Project	120,642	105,683	120,642	105,683	-	-
Evaporadores Modernización y ampliación de la Planta Arauco Project	52,063	-	52,063	-	-	-
Others	6,051	36,162	5,832	35,992	219	170
	322,680	352,142	315,644	347,383	7,036	4,759

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/46.9 million (S/77.6 million as of December 31, 2021), the subsidiary Cumbra Peru S.A. as a result of the termination of Gasoducto Sur Peruano S.A. operations.

The fair value of current accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

19. PROVISIONS

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2021	2022	2021	2022	2021	2022

Legal claims (a)	364,385	356,966	117,520	94,814	246,865	262,152
Tax claims	37,466	39,984	16,776	17,102	20,690	22,882
Provision for well closure (b)	82,475	82,805	20,533	20,103	61,942	62,702
	484,326	479,755	154,829	132,019	329,497	347,736

(a)	Legal contingencies correspond mainly to:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company and two of its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-c) through the Agreement signed on May 21, 2021, the entry into force of which is subject to judicial approval, the Company acknowledges that it was used by some of its former directors for the commission of illegal acts up to in 2016 and agrees, consequently, to pay a civil compensation to the State for a total amount of S/321.9 million and US$41.1 million. As of June 30, 2022, the amount equivalent to the present value resulting from the amounts descrived above is recorded as a provision of S/184.1 million and US$19.3 million, equivalent to a total S/258.2 million (As of December 31, 2021 was S/164.6 million and US$18.9 million equivalent to S/240.1 million).

Administrative process INDECOPI

i)
On March 9, 2021, Cumbra Peru S.A. was notified with an “Informe Final de Instruccion” prepared by INDECOPI’s Technical Secretary, in relation with the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system through with they illegaly distributed several contract tenders conducted by Provias Nacional and other govenmental entities. Such report was subject to approval by INDECOPI’s “Comision de Defensa de la Libre Competencia”, which on November 15, 2021, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru filed an appeal against such ruling, suspending its application.  The Company and its legal advisors estimated a provision amounting to S/54.7 million that was recorded at June 30, 2022 (S/52.6 million as of December 31, 2021).

ii)
On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by the National Directorate for the Investigation and Promotion of Free Competition under File 003-2020/CLC-IP, issuing Resolution 038-2021/DLC-INDECOPI of December 28, 2021, through which an administrative procedure is initiated penalty for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market for workers in the construction sector at the national level, during the period between the years 2011 to 2017. As of June 30, 2022, the Company and its legal advisors estimate a provision amounting to S/5 million (S/4.8 million as of December 31, 2021).

Shareholder class action lawsuits in the Eastern District Court of New York

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.

On June 30, 2021, a first amendment to the agreement was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the oustanding balance on September 30, 2021, and annual interest of 8%. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York.

On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest at an interest rate of 9% per year was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million plus interest.  On March 31, 2022, this provision of S/33.3 million was full paid on April 8, 2022.

(b)	Provision for closure corresponds mainly to:

i)
Provisions for closure of wells of Unna Energia S.A. for S/68.3 million and contractual compliance with Petroperu for S/68.3 million (as of December 31, 2021, S/71.1 million and S/3.4 million, respectively);

ii)
In Red Vial 5 S.A. provision for costs associated with the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/8.4 million (as of December 31, 2021, S/5.1 million).

The account movement for the periods ended June 30, 2021 and 2022 are as follows:

			Provision
	Legal	Tax	for well
	claims	claims	closure	Total

At January 1, 2021	368,241	8,176	52,949	429,366
Additions	15,685	2,707	1,299	19,691
Present value	2,251	-	291	2,542
Reversals of provisions	(3,096)	-	-	(3,096)
Reclasification	(3,164)	(45)	3,209	-
Payments	(2,027)	-	(59)	(2,086)
Translation adjustments / Exchange difference	10,911	-	324	11,235
At June 30, 2021	388,801	10,838	58,013	457,652

At January 1, 2022	364,385	37,466	82,475	484,326
Additions	15,783	2,731	2,950	21,464
Present value	19,727	-	(1,330)	18,397
Reversals of provisions	(3,471)	(213)	-	(3,684)
Reclasification	2,701	-	-	2,701
Payments	(34,362)	-	(215)	(34,577)
Translation adjustments / Exchange difference	(7,797)	-	(1,075)	(8,872)
At June 30, 2022	356,966	39,984	82,805	479,755

20. CAPITAL

On February 28, 2022, in accordance with the terms and conditions of the convertible bond, holders of 11,000 Convertible Bonds, each with a par value of US$1,000 and for a principal amount equivalent to US$11 million, communicated the exercise of their conversion rights.

The Company issued provisional certificates for 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased its capital stock from S/871,917,855 to S/ 909,718,928; and with respect to the convertible bonds, as of February 28, 2022, the balance amounted to US$78.9 million.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each for a par value of US$1,000 and for a principal amount equivalent to US$78.9 million, have communicated the exercise of their conversion right. The company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. As a consequence, the Company issued provisional certificates for 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully cancelled.

As of June 30, 2022, a total of 132,949,000 shares were represented in ADS, equivalent to 26,589,800 ADSs at a rate of 5 shares per ADS.

As of December 31, 2021, a total of 136,637,740 shares were represented in ADS, equivalent to 27,327,548 ADSs at a rate of 5 shares per ADS.

21. EXPENSES BY NATURE

For the periods ended June 30, 2021 and 2022, this item comprises:

	Cost
	of goods	Administrative
	and services	expenses	Total
2021
Salaries, wages and fringe benefits	613,438	48,709	662,147
Services provided by third-parties	468,489	22,994	491,483
Purchase of goods	332,761	-	332,761
Other management charges	112,594	7,723	120,317
Depreciation (Note 14.a)	41,664	3,256	44,920
Amortization (Note 14.b)	46,337	1,548	47,885
Impairment of accounts receivable	542	-	542
Taxes	1,649	336	1,985
Recovery of property, plant and equipment	(1,323)	-	(1,323)
Impairment of Inventory	2	-	2
	1,616,153	84,566	1,700,719

2022
Salaries, wages and fringe benefits	689,232	46,437	735,669
Services provided by third-parties	660,671	16,481	677,152
Purchase of goods	277,654	-	277,654
Other management charges	162,843	4,433	167,276
Depreciation (Note 14.a)	35,862	1,321	37,183
Amortization (Note 14.b)	46,854	883	47,737
Impairment of accounts receivable	180	24	204
Taxes	5,124	196	5,320
Recovery of property, plant and equipment	(545)	-	(545)
Impairment of inventory	89	-	89
	1,877,964	69,775	1,947,739

22. OTHER INCOME AND EXPENSES

For the periods ended June 30, 2021 and 2022, this item comprises:

	2021	2022
Other income:
Supplier debt forgiveness	-	5,053
Sale of assets	4,763	4,879
Change in contract of the call option	-	3,706
Valuation of well abandonment	-	1,547
Recovery of provisions and impairments	3,283	1,473
Penalty income	717	750
Insurance compensation	2,491	46
Others	1,063	2,708
	12,317	20,162

	2021	2022
Other expenditures:
Net cost of fixed assets disposal	4,749	4,197
Administrative fine	8,079	3,888
Legal and tax litigation	-	2,977
Civil penalty cover to the Peruvian Government	-	2,256
Renegotiation of contract with suppliers	-	1,841
Disposal of property, plant and equipment	1,426	934
Asset impairment	65	661
Valuation of well abandonment	702	-
Others	176	1,025
	15,197	17,779
	(2,880)	2,383

  Other (expenses) income, net

23. FINANCIAL INCOME AND EXPENSES

For the periods ended June 30, 2021 and 2022, this item comprises:

	2021	2022

Financial income:
Interest on loans to third parties	121	63
Profit for present value of financial asset or financial liability	1,524	1,538
Interest on short-term bank deposits	282	3,334
Business interests	156	408
Exchange difference gain, net	-	4,303
Interest on mutual funds	-	13
Others	565	491
	2,648	10,150

	2021	2022

Financial expenses:
Interest expense on:
- Bank loans (a)	31,700	25,562
- Bonds (b)	12,476	24,335
- Loans from third parties	4,269	5,321
- Right-of-use	1,958	1,944
- Financial lease	430	287
Commissions and collaterals	12,445	10,265
Interests from Tax Administration	10,964	6,187
Loss for present value of financial asset or financial liability (c)	25,493	71,350
Exchange difference loss, net	11,587	-
Other financial expenses	1,269	2,352
Less capitalized interest	(856)	(498)
	111,735	147,105

(a)
The variation mainly corresponds to Cumbra Peru S.A.C. which decreased by S/8.8 million, due to the cancellation of the loans with the Financial Stability Framework Agreement and Banco Santander Peru S.A. made in March and April 2022, respectively. Additionally, the Company increased by S/3.5 million, corresponding to the interest related to the Bridge Loan agreement.

(b)	The increase corresponds mainly to the recording of interest and structuring costs by the Company for S/13.2 million due to the capitalization of the convertible bonds.

(c)
The increase corresponds to the present value of the Civil Reparation to the Peruvian State, due to the change in the discount rate applied from 0.86% to 1.41%, impacting the Company for S/18.5 million, Unna Transporte S.A.C. for S/1.4 million and Cumbra Peru S.A.C. for S/1.4 million. Additionally, it increased due to the effect of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/12.6 million, due to the variation of the discount rate applied, which increased from 3.73% to 5.42%. Finally, in the subsidiary Unna Energia S.A. there was an increase of S/2.5 million, due to the update of the account receivable from PetroPeru.

24. CONTINGENCIES, COMMITTMENTS AND GUARANTEES

In the opinion of Management and its legal advisors, the provisions registered mainly for civil lawsuits, labor dispute processes, contentious and administrative processes and tax claims are sufficient to cover the results of these probable contingencies (Note 19).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/308.1 million (S/303.1 million as of December 2021).

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

As of June 30, 2022, contingencies held by the Corporation are substantially the same as those existing as of December 31, 2021.

c) Letters bonds and guarantees

The Corporation maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$504.7 million (US$471.9 million, as of December 31, 2021).

25. DIVIDENDS

In compliance with certain covenants, the company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, “the Agreement” does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1 c) has been amortized.

For the period ended June 30, 2022, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/2.3 million (for period ended in June 30, 2021, the subsidiaries paid S/11.2 million).

26. LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

For the periods ended June 30, 2021 and 2022, the basic loss per common share is as follows:

		2021	2022

Loss attributable to owners of the Company
during the period		(61,597)	(24,767)
Weighted average number of shares in issue
at S/1.00 each, at June 30		871,917,855	1,090,431,838

Basic loss per share (in S/)	(*)	(0.071)	(0.023)

		2021	2022

Loss from continuing operations attributable to owners
of the Company during the period		(46,236)	(24,767)
Weighted average number of shares in issue
at S/1.00 each, at June 30		871,917,855	1,090,431,838

Basic loss per share (in S/)	(*)	(0.053)	(0.023)

(*) The Corporation does not have common shares with dilutive effects at June 30, 2021 and 2022.

27. EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between June 30, 2022 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.